UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

West Corporation

Delaware	001-35846	47-0777362
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

11808 Miracle Hills Drive, Omaha, Nebraska	68154
(Address of principal executive offices)	(Zip Code)

David C. Mussman

Executive Vice President, Secretary and General Counsel

(402) 963-1200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

West Corporation (the “company,” “we,” or “our”) has filed a Conflict Minerals Report with the Securities and Exchange Commission (the “SEC”). A copy of our Conflict Minerals Report is provided as Exhibit 1.02 to this report. It is also publicly available in the investor relations section of our website at www.west.com. Information on our web site shall not be deemed incorporated into, or to be a part of, this report.

Item 1.02 Exhibit

See Exhibit 1.02 filed with this Report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2014

West Corporation
(Registrant)

By:	/s/ David C. Mussman
Name:	David C. Mussman
Title:	Executive Vice President, Secretary and
General Counsel